May 29, 2024	505 Montgomery Street, Suite 2000 San Francisco, California 94111-6538 Tel: +1.415.391.0600 Fax: +1.415.395.8095 www.lw.com FIRM / AFFILIATE OFFICES
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kristin Lochhead

Terence O’Brien

Conlon Danberg

Katherine Bagley

Re:	GRAIL, Inc.

Response to Letter dated May 16, 2024

Registration Statement on Form 10-12B

Filed May 6, 2024

File No. 001-42045

To the addressee set forth above:

On behalf of our client, GRAIL, LLC (to be converted into a corporation named GRAIL, Inc.) (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 16, 2024 (the “Comment Letter”), regarding the Company’s Registration Statement on Form 10-12B, as filed on May 6, 2024 (the “Form 10”).

The Company is concurrently publicly filing Amendment No. 1 to the Form 10 (“Amendment No. 1”), which has been revised to reflect certain revisions to the Form 10 in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10 and all references to page numbers in such responses are to page numbers in the Form 10.

May 29, 2024

Registration Statement on Form 10-12B Submitted May 6, 2024

Prospectus Summary

Our Company, page 2

1.

Revise your disclosure here and in your description of business to provide support for your statement cancer “can be cured,” and provide additional context for how this statement relates to the cancers detected by your Galleri test, given your disclosure that “Galleri demonstrated an ability to detect a shared cancer signal across more than 50 types of cancer.” Alternatively, please remove this disclosure from your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 126, 132 and 168 of Amendment No. 1 accordingly. The Company respectfully notes that the reference to cancer being “cured” is based on general terminology and usage in the industry and medical fields. For example, according to an article published in Science (Science. (2020) 368:589–90), “[a] tumor that has not metastasized at the time of diagnosis can be completely removed and cured by surgery. A tumor that has metastasized may also be curable by a combination of surgery and systemic therapy, but some will be incurable.” In addition, according to the American Cancer Society’s webpage titled Can Cancer Be Cured1, “[w]hether a person’s cancer can be cured depends on the type and stage of the cancer, the type of treatment they can get, and other factors. Some cancers are more likely to be cured than others. But each cancer needs to be treated differently. There isn’t one cure for cancer.” Further, the World Health Organization’s fact sheet on cancer2 notes that “[t]he primary goal [of treatment] is generally to cure cancer or to considerably prolong life” and that “[m]any cancers can be cured if detected early and treated effectively.” The World Health Organization also refers to multiple cancers, including breast cancer, cervical cancer, oral cancer and colorectal cancer, as having “high cure probabilities when detected early and treated according to best practices.” The Company respectfully submits that its general references to “cured” in the context in which this word is used in the Form 10 is aligned with these examples and general usage of the term in publications and other sources.

The Company also notes that the context in which “cured” is used is limited and specific to the Company’s mission statement (“Our mission is to detect cancer early, when it can be cured.”), which the Company believes is important to an understanding of the Company. The Company respectfully submits that this mission statement is aspirational in nature, represents an expression of the Company’s overall philosophy and culture to improve cancer care and drive to improve better outcomes for cancer patients.

[1]	https://www.cancer.org/cancer/understanding-cancer/can-cancer-be-cured.html . Accessed May 24, 2024.
[2]	https://www.who.int/news-room/fact-sheets/detail/cancer. Accessed May 24, 2024.

May 29, 2024

Background

The Spin-Off, page 100

2.

We note that you have removed disclosure that you “do not anticipate being a separate party to ongoing regulatory proceedings after the Spin-Off.” If this removal means that you will be a separate party to ongoing regulatory proceedings after the Spin-Off, please revise your summary and risk factors to disclose this fact and to describe the related risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 58 and 103 of Amendment No. 1 accordingly. The Company respectfully notes that, as certain procedures and proceedings will continue after the Spin-Off, it will be a separate party to a number of administrative and litigation proceedings, and the Company has revised the disclosure to clarify the extent of such involvement.

Disposable Funding, page 230

3.

We note your disclosure that “[u]nder certain circumstances, we will be required to return a portion of the Disposal Funding to Illumina in the event we make a dividend payment or share repurchase or experience a change of control.” Please revise to provide additional detail describing the “certain circumstances,” including the portion of the Disposal Funding you will be required to return to Illumina.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 234 of the Form 10 Amendment No. 1 accordingly.

Exhibits

4.

We note your reference in Exhibit 2.1 to a PIPE and PIPE Commitments. Please revise your filing to disclose whether you have entered into or have plans to enter into a PIPE, the material terms of any such PIPE, and file any PIPE agreement(s) as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not entered into and does not have any plans to enter into a PIPE. Accordingly, the Company has revised the disclosure on pages ii, 3, 5, 7, 10 and 11 of Exhibit 2.1.

* * *

May 29, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8051 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Robert Ragusa, GRAIL, LLC

Abram Barth, GRAIL, LLC

Charles E. Dadswell, Illumina, Inc.

W. Alex Voxman, Latham & Watkins LLP

Andrew Clark, Latham & Watkins LLP

Alexa Berlin, Latham & Watkins LLP

Andrew J. Pitts, Cravath, Swaine & Moore LLP

Ting S. Chen, Cravath, Swaine & Moore LLP

Daniel J. Cerqueira, Cravath, Swaine & Moore LLP